As filed with the Securities and Exchange Commission on October 30, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

NexPoint Strategic Opportunities Fund

(Name of Subject Company (Issuer))

NexPoint Strategic Opportunities Fund

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

65340G205

(CUSIP Number of Securities)

Lauren Thedford

NexPoint Strategic Opportunities Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Thomas A. DeCapo Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800	Charles R. Miller K&L Gates, LLP 1601 K St NW #1 Washington, DC 20006 Telephone: (202) 778-9372

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$150,000,000*	$16,365.00**

*

Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase for not more than $150,000,000 in aggregate purchase price of common shares of beneficial interest, par value $0.001 per share.

**	Calculated at $109.10 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing party: ☐
Form or registration No.: ☐	Date filed: ☐

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by NexPoint Strategic Opportunities Fund, a Delaware statutory trust (together with its subsidiaries, “NHF” or the “Issuer”), to exchange up to $150,000,000 in aggregate purchase price of the Issuer’s currently outstanding common shares of beneficial interest, par value $0.001 per share (the “Common Shares”) for (i) shares of NexPoint Strategic Opportunities Fund’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (the “Series A Preferred Shares”) and (ii) cash, upon the terms and subject to the conditions contained in the Offer to Exchange dated October 30, 2020 and the related Letter of Transmittal (such transaction, the “Exchange Offer”).

The Offer to Exchange and the Letter of Transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company is NexPoint Strategic Opportunities Fund. The address of the Issuer’s principal executive offices is 300 Crescent Court, Suite 700, Dallas, Texas 75201. Its telephone number is (972) 628-4100.

(b) Securities

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Securities” is incorporated herein by reference.

As of October 29, 2020, there were 45,626,296 Common Shares that are issued and outstanding. Our Amended and Restated Declaration of Trust, authorizes us to issue unlimited preferred shares of beneficial interest, of which 4,800,000 preferred shares have been designated as Series A Preferred Shares.

(c) Trading and Market Price

The information set forth in the Offer to Exchange in the section entitled “Market and Net Asset Value Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Ethan Powell	Chairman
Dr. Bob Froehlich	Trustee
Bryan A. Ward	Trustee
Edward Constantino	Trustee
John Honis	Trustee
Jim Dondero	President and Principal Executive Officer
Frank Waterhouse	Treasurer, Principal Accounting Officer and Principal Financial Officer
Dustin Norris	Executive Vice President
Jason Post	Chief Compliance Officer
David Klos	Assistant Treasurer
Lauren Thedford	Secretary

The Issuer’s directors and executive officers can be reached at the Issuer’s business address and phone number set forth in response to Item 2(a) above.

NexPoint Advisors, L.P. (the “Investment Adviser”) is the investment adviser and administrator of the Issuer. The business address of the Investment Adviser is 300 Crescent Court, Suite 700 Dallas, Texas 75201. The telephone number of the Investment Adviser is (844) 485-9167.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “Description of the Series A Preferred Shares,” “Special Characteristics and Risk of the Series A Preferred Shares,” “The Exchange Offer,” “Certain Material Differences Between our Common Shares and the Series A Preferred Shares,” and “Taxation” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Exchange titled “Transactions in Common Shares,” “Repurchase of Common Shares; Discount,” “Agreements Involving the Company and its Securities,” “Security Ownership of Certain Beneficial Owners and Management,” “Indemnification” and “Certain Material Differences Between our Common Shares and the Series A Preferred Shares” is incorporated herein by reference.

In addition, the Form of Statement of Preferences of 5.50% Series A Cumulative Preferred Shares of NexPoint Strategic Opportunities Fund attached hereto as Exhibit (d)(3) is incorporated herein by reference in its entirety.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the section of the Offer to Exchange titled “Questions and Answers about the Exchange Offer – What is the purpose of the Exchange Offer?” is incorporated herein by reference.

(b) Use of Securities Acquired.

Common Shares accepted for exchange by us in the Exchange Offer will be cancelled.

(c) Plans.

The information set forth in the sections of the Offer to Exchange titled “Questions and Answers about the Exchange Offer – What is the purpose of the Exchange Offer?,” “Special Characteristics and Risk of the Series A Preferred Shares—Voting Rights,” “Anti-Takeover Provisions in the Governing Documents” and “Proposals and Plans” is incorporated herein by reference.

In addition, the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on July 10, 2020, is incorporated herein by reference in its entirety.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

Assuming full participation in the Exchange Offer, tendering shareholders would receive, in the aggregate, a maximum of 4,800,000 Series A Preferred Shares and $30,000,000 in cash upon conversion in the Exchange Offer. The Issuer intends to pay the cash portion of the purchase price with funds on hand.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated here by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Common Shares” is incorporated here by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Issuer, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation.

See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the sections of the Offer to Exchange titled “Selected Historical Financial Data,” “Capitalization,” and the financial statements contained in the reports set forth in the section of the Offer to Exchange titled “Incorporation by Reference,” are incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Frank Waterhouse, our Treasurer, by phone at (972) 628-4100, or by mail addressed to Frank Waterhouse, Treasurer, at 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(b) Pro Forma Information.

The information set forth in the sections of the Offer to Exchange titled “Summary of Fees and Expenses” and “Capitalization” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Transactions in Common Shares,” “Security Ownership of Certain Beneficial Owners and Management,” “Agreements Involving the Company and its Securities” and “Indemnification” is incorporated herein by reference.

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) The Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Exchange dated October 30, 2020. (1)

(a)(1)(ii)	Letter of Transmittal. (1)

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(iv)	Letter to Clients. (1)

(a)(1)(v)	Notice of Guaranteed Delivery. (1)

(a)(5)(i)	Press Release issued on October 30, 2020. (1)

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement and Declaration of Trust of NexPoint Strategic Opportunities Fund. (1)

(d)(2)	Amended and Restated By-Laws of NexPoint Strategic Opportunities Fund. (1)

(d)(3)	Form of Statement of Preferences of 5.50% Series A Preferred Shares of NexPoint Strategic Opportunities Fund. (1)

(d)(4)	Dividend Reinvestment Plan. (2)

(d)(5)	Amended and Restated Investment Advisory Agreement, dated June 29, 2006, between the Company and NexPoint Advisors, L.P. (3)

(d)(6)	Administration Services Agreement, dated June 29, 2006, between the Issuer and Highland Capital Management, L.P. (4)

(d)(7)	Amendment No. 1, dated June 6, 2008, to Administration Services Agreement, dated December 4, 2006, between the Issuer and Highland Capital Management, L.P. (4)

(d)(8)	Transfer Agency and Registrar Services Agreement, dated January 18, 2013, between the Issuer and American Stock Transfer & Trust Company, LLC. (4)

(d)(9)	Master Sub-Administration Agreement, dated July 23, 2018, between SEI investments Global Funds Services and NexPoint Advisors, L.P. (2)

(d)(10)	Annex to the Master Repurchase Agreement dated November 17, 2017, between BNP Paribas Securities Corp. and NexPoint Advisors, L.P. (5)

(d)(11)	ISDA Master Agreement dated August 4, 2017, Credit Support Annex and related Schedules between Societe Generale and NexPoint Advisors, L.P. (5)

(d)(12)	Master Custodian Agreement dated October 3, 2018 between Bank of New York Mellon (“BNY”) and NexPoint Real Estate Strategies Fund, NexPoint Healthcare Opportunities Fund, NexPoint Latin American Opportunities Fund, NexPoint Discount Strategies Fund, NexPoint Energy and Materials Opportunities Fund, NexPoint Strategic Income Fund and NexPoint Event Driven Fund (the “Interval Funds”) listed on Annex A thereto (as Annex A may be amended from time to time). (6)

(d)(13)	Amendment 1 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC. (6)

(d)(14)	Amendment 2 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC. (6)

(d)(15)	Form of Amendment to the Transfer Agency and Registrar Services Agreement, dated October 30, 2020, between the Issuer and American Stock Transfer & Trust Company, LLC. (1)

(g)	Not applicable.

(h)	Not applicable.

(1)	Filed herewith.
(2)	Incorporated by reference to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on March 5, 2019.
(3)	Incorporated by reference to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on August 21, 2013.
(4)	Incorporated by reference to Post-Effective Amendment No. 6 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on April 30, 2015.
(5)	Incorporated by reference to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File No. 333-219983), filed on December 19, 2017.
(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on August 27, 2019.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Strategic Opportunities Fund

By:	/s/ Lauren Thedford
Name:	Lauren Thedford
Title:	Secretary

Dated as of: October 30, 2020